Exhibit 99.2

Position Notice delivered by Raging Capital Master Fund, Ltd. pursuant to Israel’s Companies Law, 5759-1999*

Raging Capital Master Fund, Ltd. ("Raging Master") strongly believes the US$25.50 per share sale price shareholders would receive under the proposed acquisition of EZchip Semiconductor Ltd. ("EZchip" or the "Company") by Mellanox Technologies, Ltd. ("Mellanox") considerably undervalues the Company and its future prospects.  Raging Master believes EZchip has enormous potential to grow as an independent public company and should not be sold at this time.

EZchip has a dominant position in the network processor market, a position Raging Master believes has been strengthened with Marvell Technology's recent announcement that it will be exiting this market.  In addition, following three years of significant investment in research and development, EZchip is on the verge of sampling its new NPS-400 chip, which leapfrogs existing technologies.  The Company has already secured design wins for the NPS-400 from several new customers, including a "tier one carrier", a "tier one switch provider", and a "hyper scale data center operator."  Raging Master also believes the growth opportunity associated with the TILE-Mx processor, an ARM-based multi-core chip that will incorporate EZchip's best-of –breed networking processor and accelerator capabilities, has not been factored into the US$25.50 sale price.

The most important factor to understand and appreciate is the immense amount of operating leverage in EZchips's business model.  Remember, the bulk of the development costs of NPS and TILE-Mx are already being expensed through the Company's income statement, which means that a high percentage of the high-margin, incremental revenues from NPS-400 and TILE-Mx will drop directly to the bottom line.  This favorable operating leverage profile provides significant potential upside, while downside risks are limited by EZchip's substantial net cash balance and strong ongoing operating cash flows from long-life design wins.  For EZchip shareholders, this provides a very attractive risk/reward set-up with limited downside risk and significant upside potential.  Raging Master asks: Why Sell Now?

If EZchip should be sold, Raging Master believes the Board has a fiduciary obligation to conduct a thorough sale process designed to maximize shareholder value.  Raging Master does not believe such a process has been conducted and the proposed merger appears to be a marriage of convenience rather than the outcome of a robust and rigorous sale process.  As a result, Raging Master believes the merger should be voted down by shareholders and the Board should be reconstituted with directors who are committed to maximizing EZchip's full value for the benefit of all shareholders.  To this end, Raging Master has disseminated to EZchip shareholders a competing GOLD proxy card, on which shareholders will not only be able to vote against the merger, but will also have the opportunity to elect its highly-qualified director nominees – Paul K. McWilliams and Kenneth H. Traub – to the Board at the upcoming General Meeting.

Raging Master encourages you to visit its website at www.EZCH-value.com for additional information and materials regarding its solicitation.  For assistance with voting your shares, contact Okapi Partners: info@okapipartners.com, U.S. toll-free: (855) 208-8902, Israel toll-free: 01801227249.

* EZchip is mandated to furnish a copy of this Position Notice pursuant to Israel’s Companies Law, 5759-1999.  The information in this Position Notice was not verified by EZchip, and EZchip provides no assurances as to the accuracy or completeness of any of the information in this Position Notice.